                   Bausch & Lomb Incorporated

                           Exhibit 11

       Statement Regarding Computation of Per Share Income
       (Share Amounts in Thousands Except Per Share Data)

                            Three Months Ended   Nine Months Ended
                             Sept 25,  Sept 26,   Sept 25,  Sept 26,
Earnings in Millions           1999      1998       1999      1998

Income from continuing
 operations                   $ 41.6    $ 33.7     $ 85.5    $ 18.1
Income from discontinued
 operations<F1>                190.2       2.5      342.1      50.2
Net Income                    $231.8    $ 36.2     $427.6    $ 68.3

Actual outstanding Common
and Class B shares at
beginning of period           57,420    55,888     56,529    55,209

Sum of weighted average
activity of Common and
Class B shares issued for
stock options, repurchases
of Common and Class B
shares, restricted stock
awards and cancellations,
and net activity of shares
held in a deferred
compensation plan.                57       134        669       505

Weighted basic shares         57,477    56,022     57,198    55,714

Effect of assumed exercise
of Common stock equivalents    1,385       479      1,497       550

Weighted diluted shares       58,862    56,501     58,695    56,264

Basic Earnings Per Share:
  Continuing Operations        $0.72     $0.60      $1.49     $0.32
  Discontinued Operations       3.31      0.05       5.99      0.91
  Net Earnings                 $4.03     $0.65      $7.48     $1.23

Diluted Earnings Per Share:
  Continuing operations        $0.71     $0.60      $1.46     $0.32
  Discontinued Operations       3.23      0.04       5.83      0.89
  Net Earnings                 $3.94     $0.64      $7.29     $1.21

<F1>Includes after-tax gain on disposal of discontinued operations.